Exhibit 99.6

EXECUTIVE AGREEMENT

This Agreement dated as of January 1, 2012 (the “Effective Date”) is by and between A.T. Cross Company, a Rhode Island corporation (the “Company”), and David G. Whalen (the “Executive”).

WHEREAS, the Executive is the President and Chief Executive Officer of the Company; and

WHEREAS, to provide an incentive for the Executive to remain with the Company, the Company desires to make the following arrangements with the Executive concerning certain payments and benefits to be provided to the Executive if his employment with the Company is terminated without Cause or if certain other events specified herein occur;

NOW, THEREFORE, the Company and the Executive hereby agree as follows:

1.        Definitions.

(a)        “Cause” means

(i)        the Executive’s willful and continued failure to substantially perform his duties to the Company (other than any such failure resulting from the Executive’s incapacity due to physical or mental illness), provided that the Company has delivered a written demand for performance to the Executive specifically identifying the manner in which the Company believes that the Executive has not substantially performed his duties and the Executive does not cure such failure within 30 days after such demand;

(ii)        willful conduct by the Executive which is demonstrably and materially injurious to the Company; provided that the Company has delivered a written demand for performance to the Executive specifying the manner in which the Company believes that the Executive has taken, or not taken, action which is demonstrably and materially injurious to the Company and, if such injury is capable of being cured, the Executive has not cured such action or inaction within 30 days after such demand.

(iii)       the Executive’s conviction of, or pleading of guilty or nolo contendere to, a felony; or

(iv)       the Executive’s breach of Section 9 of this Agreement or breach of any provision of any non-disclosure or confidentiality agreement with the Company; provided that, if such violation is able to be cured, the Executive has not, within 30 days after written demand by the Company, cured such violation.

For purposes of this definition, no act or failure to act on the Executive’s part shall be deemed “willful” unless done or omitted to be done by the Executive not in good faith and without reasonable belief that his action or omission was in the best interests of the Company.

(b)        “Change in Control” means (i) a change in the beneficial ownership (as defined in Rule 16a-1(a)(2) promulgated by the Securities and Exchange Commission under Section 16(a) of the Securities Exchange Act of 1934) of more than 50% of the Class B common stock of the Company, provided, however, that in the event of a conversion of less than all of the Class B shares to Class A shares, so long as more than 50% of the Class B shares remaining following such conversion are beneficially owned by either or both of W. Russell Boss, Jr. Trust A or W. Russell Boss, Jr. Trust B, the grantors of such Trusts, or the beneficiaries of such Trusts, then that conversion will not constitute a Change in Control; or (ii) approval by Company stockholders of a consolidation, a merger in which the Company will not be the surviving corporation, or the sale of substantially all of the Company’s assets; or (iii) a conversion, redemption or other transaction whereby the holders of the Class B common stock no longer elect a majority of the Board of Directors of the Company.

(c)         “Change in Control Termination” means any of the following terminations of the Executive’s employment:

(i)        termination of the Executive’s employment by the Company during the period from the date of the Change in Control through the second anniversary thereof, other than for Cause or as a result of the Executive’s death or Disability; or

(ii)        resignation by the Executive for Good Reason during the period from the date of the Change in Control through the second anniversary thereof.

(d)        “Disability” means such physical or mental incapacity as to make the Executive unable to perform the essential functions of his employment duties for a period of at least 120 consecutive days with or without reasonable accommodation.  If any question shall arise as to whether during any period the Executive is so disabled as to be unable to perform the essential functions of his employment duties with or without reasonable accommodation, the Executive may, and at the request of the Company shall, submit to the Company a certification in reasonable detail by a physician selected by the Company to whom the Executive or the Executive’s guardian has no reasonable objection as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue.  The Executive shall cooperate with any reasonable request of the physician in connection with such certification.  If such question shall arise and the Executive shall fail to submit such certification, the Company’s determination of such issue shall be binding on the Executive.

(e)        “Good Reason” means the occurrence, without the Executive’s consent and without Cause, of any of the following events after or in connection with a Change in Control (provided that the Executive shall have given the Company written notice describing such event and the matter shall not have been fully remedied by the Company within thirty (30) days after receipt of such notice):

(i)        any reduction of the Executive’s annual base salary or target bonus as in effect at the date of the Change in Control;

(ii)        any material reduction in the aggregate value of the benefits, taken as a whole, for which the Executive is eligible under the Company’s medical, dental, vision, and basic life insurance and retirement plans, or any other action by the Company that would adversely affect the

Executive’s participation under any such plans; and for purposes of this subsection (ii), a “material reduction” is one representing a 5% or more reduction in the aggregate value;

(iii)       any diminution in the substantive responsibilities or the scope of the Executive’s position including but not limited to a requirement that the Executive report to a corporate officer or employee instead of reporting directly to the Board of Directors;

(iv)       any breach by the Company of its material obligations under this Agreement;

(v)        any failure by the Company to obtain the assumption of this Agreement by any successor or assign of the Company; or

(vi)       any requirement that the Executive relocate to a work site that would increase the Executive’s one-way commute distance by more than fifty (50) miles from the Executive’s then principal residence.

(f)        “Stock Plan” means any stock option or any form of equity compensation plan of the Company in effect at any time.

2.        Termination of Employment without Cause.

If the Company terminates the Executive’s employment without Cause, other than due to his death or Disability, the Executive shall be entitled to the following:

(a)        An immediate lump sum payment in an amount equal to two (2) years base salary plus two (2) times his target bonus, such salary to be the highest annual base salary in effect with respect to the Executive during the twelve-month period immediately preceding the Executive’s termination and such target bonus to be the highest target bonus in effect with respect to the Executive for the year in which the termination of employment occurs;

(b)        For a period of two (2) years following the termination date, continued participation in the Company’s health insurance program at the same share of cost between the Executive and the Company, subject to the terms and conditions of such programs and applicable law; provided that, to the extent that the health insurance program does not permit such continuation of the Executive’s participation following his termination or such program is terminated, the Company shall pay the Executive an amount which is sufficient for him to purchase equivalent benefits, such amount to be paid quarterly in advance; provided further, however, that to the extent the Executive becomes eligible to receive benefits under a plan provided by another employer, the Executive’s entitlement to participate in the health insurance program or to receive such alternate payments shall cease as of the date the Executive is eligible to participate in such other plan, and the Executive shall notify the Company of his eligibility under such plan; and

(c)        Provision of professional outplacement services extending to the later of (i) December 31 of the second calendar year following the year of termination or (ii) eighteen (18) months from the termination date.

(d)        In the event that the Company terminates the Executive’s employment without Cause, other than due to death or disability, and in the event that the termination occurs within 18 months of the sale of one or more divisions of the Company which division or divisions represent at least 30% of the Company’s consolidated revenue for the most recently completed fiscal year, then Executive shall receive the same rights and benefits as if there had been a Change in Control.

(e)        the receipt of the benefits described for Executive in this Section 2 shall be contingent upon Executive’s entry into the Company’s form of General Release Agreement.

3.        Change in Control.

This Section 3 shall apply if a Change in Control occurs while this Agreement is in effect.

(a)        Change in Control Termination Benefits.

(i)        Salary and Benefits.  Effective upon any Change in Control Termination, the Executive shall be entitled to the following:

(A)        A lump sum payment in an amount equal to three (3) years base salary plus three (3) times his target bonus, such salary to be the highest annual base salary in effect with respect to the Executive during the six-month period immediately preceding the Executive’s termination and such target bonus to be the highest target bonus in effect with respect to the Executive for the year in which the Change in Control occurs, payable on the termination date;

(B)        For a period of three (3) years following the termination date continued participation in the Company’s health insurance program at the same share of cost between the Executive and the Company, subject to the terms and conditions of such programs and applicable law; provided that, to the extent that the health insurance program does not permit such continuation of the Executive’s participation following his termination or such program is terminated, the Company shall pay the Executive an amount which is sufficient for him to purchase equivalent benefits, such amount to be paid quarterly in advance; provided further, however, that to the extent the Executive becomes eligible to receive benefits under a plan provided by another employer, the Executive’s entitlement to participate in the health insurance program or to receive such alternate payments shall cease as of the date the Executive is eligible to participate in such other plan, and the Executive shall notify the Company of his eligibility under such plan;

(C)        Provision of professional outplacement services extending to the later of (i) December 31 of the second calendar year following the year of termination or (ii) eighteen (18) months from the termination date;

(D)        All equity awards held by the Executive granted under any Stock Plan shall immediately vest; and

(E)        Any language referencing (i) the ability of the Board of Directors to prevent the acceleration of equity awards in the event of a Change in Control or (ii) the ability of the Board of Directors to reduce the time periods to exercise stock options or other rights under any Stock Plans and that may be contained in any agreements evidencing any such equity awards to the Executive, is hereby and will be deemed amended to delete such references.

Payments and benefits under this Section 3(a) shall be in lieu and without duplication of any amounts or benefits under Section 2.

(b)        Deemed Amendment of Equity Awards; Governing Document.

(A)        The Company and the Executive hereby agree that the agreements evidencing any equity awards to the Executive are hereby and will be deemed amended to give effect to the provisions of Section 3 of this Agreement.

(B)        Notwithstanding anything to the contrary contained in the Company’s Omnibus Incentive Plan or in any stock option, restricted stock agreement or Stock Plan between the Company and Executive, the definition of Change in Control set forth in this Agreement shall govern.

(c)        General Release.  The receipt of the benefits described for Executive in this Section 3 shall be contingent upon Executive’s entry into the Company’s form of General Release Agreement.

4.        Taxes.

(a)        Withholding.   All payments to be made to the Executive under this Agreement will be subject to any required withholding of federal, state and local income and employment taxes.  In addition, the Company may withhold from any payments hereunder any amounts attributable to withholding taxes at the statutory minimum applicable to the vesting or exercise of equity awards, including, in its discretion withholding from any shares deliverable to the Executive such number of shares as the Company determines is necessary to satisfy such tax obligations, valued at their fair market value (determined pursuant to the respective Stock Plan) as of the date such withholding obligation arises.

(b)        Excess Parachute Payment Tax.

(i)        If it is determined that any payment, benefit or distribution (for the purposes of this Section 4(b), each, a “payment”) from the Company to or for the benefit of the Executive would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), the Company shall pay to the Executive an additional payment (the “Gross-Up Payment”) in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax.

(ii)        All determinations required to be made under this Section 4(b), including whether and when a Gross-Up Payment is required, the amount of any such Gross-Up Payment, and the assumptions to be used in arriving at such determination, shall be made by an independent accounting firm selected by the Company, whose determinations shall be binding upon the Company and the Executive.

(iii)       The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment.  Such notification shall be given as soon as practicable but no later than thirty (30) days after the Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid.  The Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due).  If the Company notifies the Executive in writing prior to the expiration of such period that the Company desires to contest such claim, the Executive shall:  (A) provide the Company with any information reasonably requested by the Company relating to such claim, (B) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company, (C) cooperate with the Company in good faith in order effectively to contest such claim, and (D) permit the Company to participate in any proceedings relating to such claim.  The Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income or other tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.  Without limitation on the foregoing provisions of this Section 4(b), the Company shall control all proceedings taken in connection with such contest, and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine.

(iv)       Payment of the Gross-Up Payment shall be made as soon as practicable, but for purposes of Section 409A of the Code, in no event later than the December 31 of the calendar year next following the calendar year in which the related additional taxes are remitted to the appropriate taxing authority.

(c)        Time of Payment.  Notwithstanding any provision in this Agreement to the contrary, if the payment of any compensation or benefit hereunder (including, without limitation, any severance benefit) would be subject to additional taxes and interest under Section 409A of the Code because the timing of such payment is not delayed as provided in Section 409A(a)(2)(B) of the Code, then any such payment or benefit that Executive would otherwise be entitled to during the first six months following the date of Executive’s termination of employment shall be accumulated and paid or provided, as applicable, on the date that is six months and one day after the date of Executive’s termination of employment (or if such date does not fall on a business day of the Company, the next following business day of the Company), or such earlier date upon which such amount can be paid or provided under Section 409A of the Code without being subject to such additional taxes and interest.  The preceding sentence shall apply only to the extent required to avoid Executive’s incurrence of any additional tax or interest under Section 409A of the Code or the regulations or Treasury guidance promulgated thereunder.

5.        Term.

This Agreement shall continue in effect for a period of three years from the Effective Date and shall automatically renew thereafter on an annual basis for additional twelve-month terms.  If a Change in Control occurs while this Agreement is in effect, the term of this Agreement shall automatically be extended to the second anniversary of the Change in Control with respect to Section 3 of this Agreement.  Such Change in Control shall not affect the other terms and conditions contained in this Agreement, including, but not limited to, those contained in Section 2 of the Agreement.  Except as otherwise expressly set forth in this Agreement, upon the expiration of this Agreement, the respective rights and obligations of the parties shall survive to the extent necessary to carry out the intentions of the parties as embodied herein.

6.        Successors and Assigns.

(a)        This Agreement is personal to the Executive and is not assignable by the Executive, other than by will or the laws of descent and distribution, without the prior written consent of the Company.

(b)        This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(c)        The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.  In the event that there are multiple contemporaneous successors who in the aggregate have become successors to all or substantially all of the business and/or assets of the Company, each such successor shall be obligated to expressly assume and agree to perform this Agreement on a basis proportionate to their ownership even though no one of them may be a successor to all or substantially all of the business and/or assets of the Company. As used in this Agreement, “Company” shall mean the Company as defined above and any successor to its business and/or assets that assumes and agrees to perform this Agreement.

7.        No Duty to Mitigate.  In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and, except as contemplated by Sections 2(b) and 3(b)(i)(B) hereof, any benefits payable to the Executive hereunder shall not be subject to reduction for any compensation received from other employment.

8.        Conditions to Payment of Severance.  Notwithstanding any other provision of this Agreement, the Executive’s entitlement to receive any of the payments and other benefits contemplated by Sections 2 or 3 hereof shall be contingent upon:

(a)        execution by the Executive within 30 days of the date of termination of a release in substantially the form of Exhibit A hereto (the “Release”), and the Executive hereby acknowledges and agrees that the Company’s entering into this Agreement and agreement to make such payments are and shall be good and sufficient consideration for such Release; and

(b)        the Executive’s continued compliance with the material terms of this Agreement, as applicable, provided, however, payments shall continue to be made until there has been made an appropriate determination under Section 11 that the Executive has breached the material terms of this Agreement.

9.        Non-Competition and Non-Solicitation.  The Executive agrees that during employment and for a period of twelve months following termination of employment from the Company, the Executive will not (i) directly or indirectly own, control, manage, or be connected as a stockholder, partner, employee or consultant with any company, firm or other entity which is competitive with the Company’s business as it then operates or is planned to operate within twelve months following the Executive’s termination of employment or (ii) solicit, divert or take away, or attempt to solicit, divert or take away, any of the clients, customers, accounts, or prospective clients, customers or accounts of the Company or directly or indirectly recruit, solicit or hire any employee of the Company, or induce or attempt to induce any employee of the Company to discontinue his or her employment relationship with the Company.  Notwithstanding the foregoing, nothing in this Agreement shall prevent the Executive from holding stock as a passive investor in publicly held companies and nothing shall prevent the Executive from continuing to hold stock that the Executive holds as of the date hereof in companies, firms, etc. that may fall within the foregoing prohibition.

10.       Non-Disparagement.  Executive expressly acknowledges, agrees, and covenants that Executive will not make any public or private statements, comments, or communications in any form, oral, written, or electronic (all of the foregoing, for purposes of this paragraph, “Communications”), which in any way could constitute libel, slander, or disparagement of the Company, its subsidiaries, affiliates or parent, its and/or their employees, officers, and/or directors or their good name or business; provided, however, that the terms of this paragraph shall not (a) apply to Communications between Executive and Executive’s spouse, clergy, or attorneys, which are subject to a claim of privilege existing under common law, statute, or rule of procedure; (b) apply to Communications required by law or made in response to a valid subpoena or other lawful order compelling Executive to provide testimony or information; provided, however, that in responding to a valid subpoena or other lawful order, Executive agrees to provide the Company with advance notice and an opportunity to seek a protective order or other safeguard for its confidential information; (c) be construed to inhibit or limit Executive’s ability to initiate or cooperate with any investigation by a governmental or regulatory agency or official.  Executive specifically agrees not to issue any public statement concerning Executive’s employment at the Company and/or the cessation of such employment; or (d) prohibit Executive from responding to any derogatory or inaccurate statement contained in a press release of the Company concerning Executive for the purpose of correcting such inaccuracies or defending Executive’s reputation.  The Company shall similarly not make any disparaging Communications as to the Executive.

11.       Arbitration.  Any dispute or controversy arising under or in connection with this Agreement or the Executive’s employment with the Company, other than injunctive relief under Section 8 hereof, shall be settled exclusively by arbitration, conducted before a single arbitrator in Rhode Island (applying Rhode Island law) in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association then in effect.  The decision of the arbitrator will be final and binding upon the parties hereto.  Judgment may be entered on the arbitrator’s award in any court having jurisdiction.  The parties acknowledge and agree that in connection with any such arbitration and regardless of outcome (a) each party shall pay all its own costs and expenses, including without limitation its own legal fees and expenses, and (b) joint expenses shall be borne equally among the parties; provided, however, that the Company shall reimburse the Executive for all reasonable legal fees and expenses as and at the time incurred by the Executive and in the event that the arbitrator determines that the Executive is not the prevailing party, then the Executive shall promptly repay all prior reimbursements for reasonable legal fees and expenses incurred by the Executive.  As the sole exception to the exclusive and binding nature of the arbitration commitment set forth above, the Executive and the Company agree that the Company shall have the right to initiate an action in a court of competent jurisdiction in order to request temporary, preliminary and permanent injunctive or other equitable relief, including, without limitation, specific performance, to enforce the terms of Section 9 above, without the necessity of proving inadequacy of legal remedies or irreparable harm or posting bond.

12.       Miscellaneous.

(a)        This Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island, except any such laws that would render such choice of law ineffective.

(b)        This Agreement is intended, to the extent applicable, to constitute good faith compliance with the requirements of Section 409A of the Code.  The Company and the Executive agree that they shall cooperate in good faith to amend any provision hereof to the extent required to maintain compliance with the provisions of Section 409A of the Code as they may be modified hereafter (including by subsequent regulations or other guidance of the Internal Revenue Service).

(c)        This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(d)        Except with respect to any Stock Plan, this Agreement constitutes the entire understanding and agreement between the parties hereto with regard to the compensation and benefits payable to the Executive in the circumstances described herein, superseding all prior understandings and agreements.

(e)        All notices and other communications hereunder shall be in writing and shall be delivered by hand delivery, by a reputable overnight courier service, or by registered or certified mail, return receipt requested, postage prepaid, in each case addressed as follows:

If to the Company:

A.T. Cross Company

One Albion Road

Lincoln, RI 02865

ATTN: General Counsel

If to the Executive:

David G. Whalen

4 Holly Lane

Barrington, RI 02806

or to such other address as either party shall have furnished to the other in writing in accordance herewith.  Any notice or communication shall be deemed to be delivered upon the date of hand delivery, one day following delivery to an overnight courier service, or three days following mailing by registered or certified mail.

EXECUTED as of the date first written above.

A.T. CROSS COMPANY		David G. Whalen

By:	RUSSELL A. BOSS	DAVID G. WHALEN
Title: Chairman of the Board		Title: President and Chief Executive Officer